

CAN-FITE
BioPharma Ltd.

Can-Fite Presentation – July 2014

Forward Looking Statement

This presentation contains forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the "SEC"), press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the Tel-Aviv Stock Exchange.

From Concept to Technology


Why Cancer
Does Not
Metastasize to
Muscle?
?
Muscle
Small
Molecules
Cancer or
Inflammatory
Cell
Apoptosis
(Cell Death)
A_3 Adenosine Receptor (A_3AR)

Platform Technology

- **Therapeutic Target**
  - A_3 adenosine receptor (A_3AR)
  - Highly expressed in inflammatory cells
- **Drug product**
  - Small molecules
  - Orally bioavailable drugs
  - A_3AR ligands
- **Pharmacology profile**
  - Anti-inflammatory and anti-cancer effects
- **Therapeutic index**
  - High safety profile and proven efficacy in Phase II clinical studies
- **A_3AR is a Biological Predictive Marker**
  - Used to predict patient's response to the drug



Inflammatory / Tumor Cells
Normal Cells
A3 Adenosine Receptor (A3AR)

Targeted therapy, specifically aimed at diseased cells

Company Profile

- **Can-Fite BioPharma**
  Advanced clinical stage drug development company

- **Platform technology**
  Small molecule ligands targeting the A3 adenosine receptor to treat:
  - Autoimmune Inflammatory diseases
  - Cancer
  - Ophthalmic diseases

- **Two regional out-licensing deals**
  - Japan: for inflammation
    (including rheumatoid arthritis and psoriasis)
  - Korea: for rheumatoid arthritis
  - Sizable up front and milestone payments and royalties
    (significant portion received already)


Inflammatory / Tumor Cells
Normal Cells
A3 Adenosine Receptor (A3AR)

Equity Profile

Ticker on NYSE: CANF

Ticker on Israeli TASE: CFBI

Price of ADR: $3.75 (1 ADR = 2 Ordinary Shares)

52 Week Range: $3.30 - $9.46

Shares Out: 17.7M Ordinary Shares

Market Capitalization: ~$33M

Avg. Trading Volume (30 day): 25,437 ADRs

As of July 6, 2014

Market Opportunity*

Psoriasis



86% Increase
6.70$ Billions
3.60$ Billions
2010
2018

Rheumatoid Arthritis



220% Increase
38.50$ Billions
12.00$ Billions
2010
2017

Liver Cancer



67% Increase
1.6$ Billions
0.3$ Billions
2011
2015

Glaucoma



5% Increase
3.0$ Billions
3.15$ Billions
2010
2018

**Global Data, GIA, Visiongain*

Drug Development Pipeline

Indication/Drug	Pre-clinical	Phase I	Phase II	Phase III	
Inflammation					
Psoriasis – CF101					Positive interim analysis
Rheumatoid Arthritis – CF101					Successfully concluded
Inflammation – CF602					Ongoing
Oncology					
Liver Cancer – CF102					Ongoing

Corporate Partnership

Regional out-licensing deals

SEIKAGAKU CORPORATION [Traded on the Tokyo Stock Exchange (Ticker:4548)]

- Exclusive license to develop and commercialize CF101 in Japan
- Up to $20 M in upfront, milestone and annual payments ($7.5M received to date)
- Up to 12% royalties

KWANG DONG PHARMACEUTICAL CO.,LTD. [Traded on South Korean Stock Exchange (Ticker: A009290)]

- Exclusive regional license to develop and commercialize CF101 for the treatment of rheumatoid arthritis in Korea
- $1.5 M in upfront and milestone payments ($0.5M received to date)
- 7% royalties. Such payments are subject to development and marketing milestones

Scientific Collaborations

Collaborations with two leading medicinal chemistry laboratories in the field of A_3AR for supply of new molecules

- U.S. National Institutes of Health (NIH)
- Leiden University, the Netherlands

CF101 Drug Profile

Properties

- Highly Selective A_3AR Agonist
- Nucleoside derivative
- Molecular weight - 510.29
- Water insoluble
- Orally bioavailable
- Half life time in blood – 8-9 hours
- Is not metabolized in the body

(secreted unchanged)



Fishman et al. Drug Discovery Today 17:359-366. 2011.

Anti-Inflammatory Effect

Proof of concept in pre-clinical pharmacology studies:

- Rheumatoid Arthritis
- Osteoarthritis
- Inflammatory Bowel Disease
- Uveitis

Mechanism of Action


CF101
Wnt
NF-kB
Apoptosis

A_3 Adenosine Receptor (A_3AR)

CF101 – Phase II Rheumatoid Arthritis Study

Study Rationale - Phase IIa Data

- Strong correlation found between A_3AR expression in PBMNCs (a class of circulating white blood cells) at baseline and response of patients to CF101 drug treatment


Phase IIa Data
A3AR expression (units)
12
10
8
6
4
2
0
0-20
50-70
ACR Response

Phase II - Study Protocol

- Phase 2, Multicenter, Randomized, Double-Blind, Placebo-Controlled
- CF101 Administered Orally as Monotherapy for 12 Weeks
- Patients with Active Rheumatoid Arthritis
- Elevated Baseline Expression Levels of A_3 Adenosine Receptor


Study Scheme
R
1 mg
Placebo
Week 0
Week 12

Study Primary End Points

- ACR20 response
- Safety parameters

RA Phase II – Efficacy

70% of patients had an over-expression of the Biomarker (>1.5 units) and were eligible to be enrolled to the study


ACR Response Rates
p=0.035
50%
40%
30%
20%
10%
0%
ACR Response Rates
ACR20
ACR50
ACR70
0
4
8
12
Treatment week
CF101
Placebo

CAN-FITE BioPharma Ltd.

RA Phase II – Efficacy in Naive Patients

Patients with No Prior Systemic Therapy


ACR Response Rates - Naive Patients
CF101 (n=8)
Placebo (n=8)
ACR Response Rates
80%
70%
60%
50%
40%
30%
20%
10%
0%
ACR20
ACR50
ACR70

CF101 - Psoriasis

Phase II/III - Study Protocol

- Double-blind, placebo-controlled study to test efficacy of CF101 in 300 patients with moderate-to-severe plaque psoriasis
- 3 arms: 1 mg, 2 mg and of CF101 and placebo
  - All patients receiving placebo were switched to either

    1 mg or 2 mg CF101 after 12 weeks
- Study duration 24 weeks
- Interim analysis after 1oo patients

Primary End Point

- PASI 75 and PGA after 12 weeks
- Safety parameters

Before	After



Study Scheme


R
1 mg
2 mg
Placebo
1 mg
2 mg
1 mg
2 mg
0
12
24

Psoriasis - Interim Analysis Data


PGA
CF101 1 mg
CF101 2 mg
Placebo
Placebo/1 mg
Placebo/2 mg
2 mg vs 1 mg
P=0.0153
Percent of PGA Response
Treatment week
0
4
8
12
16
20
24
60
50
40
30
20
10
0


PASI 75
CF101 1 mg
CF101 2 mg
Placebo
Placebo/1 mg
Placebo/2 mg
Percent of PGA Response
Treatment week
0
4
8
12
16
20
24
60
50
40
30
20
10
0

CANFITE BioPharma Ltd.

CF102 for the Treatment of Liver Cancer

Properties

- Highly Selective A3AR Agonist
- Nucleoside derivative
- Molecular weight - 544.73
- Water insoluble
- Orally bioavailable
- Half life time in blood – 12 hours


I
NH
N
Cl
CH₃NHCO
O
H
OH

Anti-Cancer Effect

Proof of concept in pre-clinical pharmacology studies:

- Hepatocellular Carcinoma
- Colon Carcinoma
- Prostate Cancer
- Melanoma

Mechanism of Action


CF102
Wnt
NF-kB
PI3K
PKB/Akt
GSK-3β
β-catenin
IKK
Lef/Tcf
NF-kB
PARP
TNF
Apoptosis
A3 Adenosine Receptor (A3AR)

CAN-FITE BioPharma Ltd.

CF102 for the Treatment of Liver Cancer

Phase I/II Proof of Concept Study

Study Synopsis

Phase I/II, open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics, and pharmacodynamics of orally administered CF102 in patients with advanced primary liver cancer

Results

- Very favorable safety profile and lack of hepatotoxicity
- Prolongation of survival time
- Regression of skin tumor metastases
- Stable disease (22%)
- Proof of concept for A3AR utilization as a biomarker
- U.S. FDA Orphan Drug Approval (Feb 2012)


APPROVED
Orphan Drug Designation

Stemmer et al. The Oncologist, 2012

Current Status

Initiation of Phase II study - Second-Line Treatment of Advanced Hepatocellular Carcinoma in Subjects with Child-Pugh B 78 patients; US, Europe and Israel

Intellectual Property Portfolio

- ✓ **Exclusive licensee of the U.S. National Institutes of Health (NIH) and Leiden University in the Netherlands for patents covering A_3AR Agonists**
- ✓ **15 patent families**
- ✓ **150 patents issued and pending patents applications internationally**
- ✓ **IP covers composition of matter, synthesis of matter, and clinical applications**

Spotlight on 2014 Milestones

Indication	Milestone	Status
Liver Cancer	**Patients' enrollment to Phase II** 78 patients study	Initiation: Q3-2014
Rheumatoid Arthritis	**Phase III planning**	Q4-2014
Psoriasis	**Data from Phase II/III** 300 patients study	Q1-2015
Biomarker	**Development of a commercial kit**	2014



CANFITE
BioPharma Ltd.

Can-Fite Presentation – July 2014